Exhibit 99.1

TD Bank Group announces severe weather-related impact and TD Insurance third-quarter loss

TORONTO, July 30, 2013 - TD Bank Group (TD) (TSX and NYSE: TD) announced today that it expects to report a third-quarter net loss in its insurance business, estimated in the range of $240 million to $290 million after tax that will be reflected in TD’s Wealth and Insurance segment.  The expected loss is a result of charges of approximately $418 million after tax ($565 million before tax) or 45 cents per share on a fully diluted basis, from a combination of severe weather-related impact and increased general insurance claims. Excluding these charges, Q3 2013 insurance earnings are estimated to be in the range of $130 million to $180 million after tax.

In addition, TD will recognize certain estimated non-insurance related losses caused by severe weather in southern Alberta, which will be treated as an item of note in TD’s third quarter results.

Severe weather-related impact

TD Insurance expects that claims costs from the severe weather events in southern Alberta on June 20 and the Greater Toronto Area (GTA) on July 8 will have a pre-tax impact of approximately $170 million after reinsurance ($125 million after tax), reflecting claims for evacuation and home and automobile damage.

In addition, TD will recognize a pre-tax provision of up to $125 million ($93 million after tax) related to the Alberta flood in its third quarter, mainly reflecting loan losses in the real estate secured lending portfolio. This charge will be treated as an item of note.

“While banks and insurance companies can incur losses from severe weather events, our greatest concern is with the communities and individuals who experienced the devastation in Alberta and the GTA. We also thank our employees for their efforts to support our customers through these events, when many employees themselves were dealing with the impact,” said Ed Clark, Group President & CEO, TD Bank Group.

Increased claims reserves

As indicated in the 2013 Second Quarter Report to Shareholders, in recent years, TD Insurance has faced uncertainty related to automobile insurance reforms. TD Insurance experienced an increase in third-party bodily injury claims in 2012 related to pre-2010 automobile reform, and insurance reserves were increased accordingly in the fourth quarter of 2012. Unfortunately, evidence from this year’s claims development has led TD to strengthen those reserves further and TD Insurance’s third quarter results will include an additional provision of approximately $395 million pre-tax ($292 million after tax) to increase claims reserves for its General Insurance business.

A continued increase in litigation, particularly in urban areas such as Toronto, is contributing to greater uncertainty in determining the ultimate expected costs of settling bodily injury automobile claims. In addition, fraud continues to pose uncertainty related to accident benefit claims in Ontario. These circumstances, taken together, have caused TD Insurance to re-assess and increase the expected ultimate loss rates for prior claim years when determining claims reserves.

“The Ontario auto insurance market has presented a significant challenge to our business. And, while any loss is disappointing, increasing our reserves in light of greater uncertainty is the prudent step for TD,” said Clark. “TD will continue to work with governments across the country to ensure appropriate, sustainable and affordable protection is available for Canadians.”

In the medium term, TD expects a modest decline in insurance earnings from the normalized 2012 level of $600 million.

“Despite the challenges, we remain committed to our insurance business and believe in its potential for acceptable returns and growing profitability over time.  We will continue to review and refine our business model for home and auto insurance to ensure we are able to offer high quality products and services to our customers,” added Clark.

Investor information and call:

An investor call about this announcement will be held at 8:30 a.m. ET and is expected to last about 30 minutes. The call will feature remarks by TD executives and will be followed by a question-and-answer period. A listen-only telephone line will be available at 416-644-3416 or 1-800-814-4860 (toll free).

A replay of the call will be available from 9:30 a.m. ET on July 30, 2013 until August 30, 2013 by calling (416) 640-1917 or 1-877-289-8525 (toll-free). The passcode is 4633810, followed by the pound key.

Quarterly Earnings Announcement

TD’s financial results for the third quarter of 2013 will be issued in a press release and discussed in an investor call on August 29, 2013.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks.. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to the Bank’s credit ratings; increased funding costs for credit due to market illiquidity and competition for funding; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; changes in legislation or regulations affecting pricing of Bank products and service; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.

Certain material assumptions underlie the forward-looking statements contained in this document including that there will be no further catastrophic events that could impact the performance of the insurance business or the Bank prior to the third quarter. Additional material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2013”, each as updated in subsequently filed quarterly reports to shareholders. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

Note on financial reporting standards

The Bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e. reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall Bank performance. The items of note relate to items which management does not believe are indicative of underlying business performance. See “How the Bank Reports” in the Bank’s Second Quarter 2013 Earnings News Release and MD&A (td.com/investor) for further explanation, reported basis results, a list of the items of note, and a reconciliation of non-GAAP measures.

For more information, please contact:

Investors:

Rudy Sankovic

Investor Relations

416-308-9030

Media:

Elizabeth Lewis

Corporate & Public Affairs

416-307-3723